
WOODSIDE
AUSTRALIAN ENERGY

9 July 2003


03024916

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release/s which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside divesting Oil Search shareholding, lodged with the ASX on 9 July 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

9 July 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Woodside Divests Oil Search Shareholding

Woodside Petroleum Ltd. advises that its wholly owned subsidiary, Woodside Holdings Pty Ltd, has sold its shareholding in Oil Search Ltd.

The 74,914,500 shares, representing approximately 6.7% of Oil Search's ordinary shares, were sold through an institutional book build on Tuesday, 8 July 2003 at a price of A$0.83 per share equating to a total gross consideration of $62.2 million.

ANTHONY NIARDONE
Assistant Company Secretary